June 2, 2005


By U.S. Mail and Facsimile [ (972) 888 - 7583 ]

Mr. John A. Beckert,
  Chief Executive Officer and President
CLUBCORP, INC.
3030 LBJ Freeway, Suite 600
Dallas, Texas  75234

	Re:	ClubCorp, Inc.
Supplemental response letter dated May 24, 2005 regarding the Annual
Report on Form 10-K (fiscal year ended December 28, 2004)
		File No. 33-89818

Dear Mr. Beckert:

	We have reviewed your supplemental response letter to us
dated
May 24, 2005 in response to our letter of comment dated May 5,
2005
and have the following comments. Where indicated, we think you should revise your documents in response to these comments in an amendment to the December 28, 2004 Annual Report on Form 10-K. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter, and an amendment to the Form 10-K should be filed within 15 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



John A. Beckert
ClubCorp, Inc.
June 2, 2005
Page 2

Form 10-K for the Fiscal Year Ended December 28, 2004
Financial Statements

Note 11. Segment Reporting, page F-21

1. We understand, from response one of your letter dated May 24, 2005, that operating income is not included in the periodic financial information provided to the chief operating decision maker. In support of your response, please provide us with a copy of the periodic reporting package. We may have further comments upon review of this information.

2. The term EBITDA is commonly understood to refer to earnings before interest, taxes, depreciation and amortization. If your measure of segment profitability differs from this description, please label it
"adjusted EBITDA" or in some similar manner.

3. In addition to the changes you propose to make to the "Segment
Reporting" note in the financial statement footnotes, please also revise to delete any presentation of EBITDA on a consolidated basis.

4. In addition to the changes you propose to make to your MD&A discussion, please expand your detailed discussions of operations to more thoroughly address changes in operating income on a consolidated basis. As indicated above, any EBITDA discussions and presentations should pertain only to your individual segments.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

cc:	Mr. Garrett A. DeVries, Esq.
	Haynesboone
	Facsimile (214) 200 - 0428

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